Exhibit 2.5

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND PRIVILEGES OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

DRYSHIPS INC.

The undersigned, Mr. George Economou and Ms. Iro Bei do hereby certify:

1. That they are the duly elected and acting Chief Executive Officer and Corporate Secretary, respectively, of DryShips Inc., a Marshall Islands corporation (the “Company”).

2. That pursuant to the authority conferred by the Company’s Amended and Restated Articles of Incorporation, the Company’s Board of Directors on July 9, 2009, adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company’s Series A Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors (the “Board”) of the Company by the Company’s Amended and Restated Articles of Incorporation, the Board does hereby establish a series of preferred stock, par value U.S. $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Convertible Preferred Stock”. The Series A Convertible Preferred Stock shall have a par value of U.S. $0.01 per share, and the number of shares constituting such series shall initially be One Hundred Million (100,000,000), which number the Board may from time to time increase or decrease (but not below the number then outstanding).

Section 2. Proportional Adjustment. In the event the Company shall at any time after the issuance of any share or shares of Series A Convertible Preferred Stock (i) subdivide the outstanding Common Stock, (ii) combine the outstanding Common Stock into a smaller number of shares, or (iii) declare any dividend or other distribution payable on the Common Stock in shares of Common Stock, then in each such case the Conversion Price (as defined below) and the Optional Conversion Ratio (as defined below) in effect immediately prior thereto shall be (a) in the case of a subdivision, proportionally decreased so that the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding, (b) in the case of a combination, proportionally increased so that the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding, and (c) in the case of a stock dividend or distribution, decreased by multiplying the Conversion Price or Conversion Ratio then in effect by a fraction:

(X)	the numerator which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(Y)	the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Section 3. Dividends and Distributions.

Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series A Convertible Preferred Stock with respect to dividends, the holders of shares of Series A Convertible Preferred Stock shall accrue on a quarterly basis, when and as declared by the Board out of funds legally available for the purpose, dividends payable at the cumulative rate of 6.75% of the Original Purchase Price (as defined in Section 4 below) of the then-outstanding shares of Series A Convertible Preferred Stock per annum. The accrued dividends with respect to any share of Series A Convertible Preferred Stock shall be payable to the holder thereof immediately prior to the conversion (as described in Sections 4 and 5 below) of such share in such number of additional shares of Series A Convertible Preferred Stock (the “Dividend Shares) as is equal to the aggregate amount of accrued dividends on such share divided by the Original Purchase Price. The Dividend Shares shall convert into Common Stock at the Conversion Price (as defined in Section 4 below) on the same date as the conversion into Common Stock of the last outstanding share of Series A Convertible Preferred Stock that is not a Dividend Share; provided, however, that such dividends shall be payable in cash solely with respect to any fiscal period for which the Company declares cash dividends on its Common Stock.

Dividends shall begin to accrue on outstanding shares of Series A Convertible Preferred Stock from the date of issue of such shares of Series A Convertible Preferred Stock. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time, outstanding and eligible for payment. The Board shall fix a record date for the determination of holders of shares of Series A Convertible Preferred Stock entitled to receive payment of a dividend or distribution. The identities of holders entitled to dividends or distributions shall be as noted on the books of the Company.

Section 4. Mandatory Conversion. Shares of Series A Convertible Preferred Stock will be mandatorily converted into shares of Common Stock, subject to adjustment as contemplated in Section 2, as follows:

(i) upon the contractual delivery date to Primelead of Primelead Drillship 1837, twenty- five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(ii) upon the contractual delivery date to Primelead of Primelead Drillship 1838, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(iii) upon the contractual delivery date to Primelead of Primelead Drillship 1865, twenty- five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(iv) upon the contractual delivery date to Primelead of Primelead Drillship 1866, twenty- five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price;

(v) upon any merger or consolidation of the Company, spin off or initial public offering of Primelead, one-hundred percent (100%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Record Date shall be converted at the Conversion Price; and

(vi) upon an actual or constructive total loss or a cancellation of the purchase contract by the Company with respect to a Primelead Drillship, twenty-five percent (25%) of the shares of Series A Convertible Preferred Stock held by each holder as of the Mandatory Conversion Record Date shall be converted at the Conversion Price.

For the purposes of this Section 4, the following terms shall have the meanings ascribed to them:

“Conversion Price” shall mean a price per share equal to one hundred and twenty-seven and a half percent (127.5%) of the Original Purchase Price.

“Mandatory Conversion Record Date” shall mean the business day immediately preceding the contractual delivery date for the respective Primelead Drillship. The identities of holders required to convert its shares of Series A Convertible Preferred Stock and the amount of shares held by such holder shall be as noted on the books of the Company.

“Original Purchase Price” shall mean the daily dollar volume-weighted closing price per share of the Common Stock on the Nasdaq Global Select Market for the seven (7) trading days immediately preceding July 9, 2009.

“Primelead” shall mean Primelead Shareholders inc., a Marshall Islands corporation.

“Primelead Driliship” shall mean any of Primelead Drillship 1837, Primelead Drillship 1838, Primelead Drillship 1865 or Primelead Drillship 1866

“Primelead Drillship 1837” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1837.

“Primelead Drillship 1838” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1838.

“Primelead Drillship 1865” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1865,

“Primelead Drillship 1866” shall mean the ultra-deep water drillship owned indirectly by Primelead and described as Hull No. 1866.

Section 5. Optional Conversion. Shares of Series A Convertible Preferred Stock may be converted into shares of Common Stock at any time at the option of the holder at a conversion rate of 1:0.70 (the “Optional Conversion Ratio”), subject to adjustment as contemplated in Section 2; provided, however, that the holder of any shares of Common Stock converted pursuant to this Section 5 may not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of the shares of Common Stock for a period equal to the earlier of(i) 180 days following the date of issuance of the Common Stock converted pursuant to this Section 5 and (ii) the date the shares of Common Stock would have otherwise been mandatorily converted pursuant to Section 4. No waiver of such minimum holding period may be granted except by the unanimous consent of the audit committee of the Company’s Board of Directors.

Section 6. Voting Rights. The holders of shares of Series A Convertible Preferred Stock shall have the following voting rights:

Each share of Series A Convertible Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Company.

Except as otherwise provided herein or by law, the holders of shares of Series A Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

Except as required by law, holders of Series A Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 7. Reacquired Shares. Any shares of Series A Convertible Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All, such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Articles of Incorporation, as then amended.

Section 8. Liquidation. Dissolution or Winding Up. Sale of All or Substantially All of Assets. Upon any liquidation, dissolution or winding up of the Company, or sale of all or substantially all of the Company’s assets, the holders of shares of Series A Convertible Preferred Stock shall be entitled to receive one times the Original Purchase Price (as defined in Section 4), plus any accrued and unpaid dividends, before the balance of any proceeds shall be distributed to holders of shares of Common Stock

Section 9. No Redemption. The shares of Series A Convertible Preferred Stock shall not be redeemable.

Section 10. Ranking. The Series A Convertible Preferred Stock shall rank senior to all other series of the Company’s preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 11. Amendment. The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock, voting separately as a class.

Section 12. Fractional Shares. Series A Convertible Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Convertible Preferred Stock.

RESOLVED FURTHER, that the President, Chief Executive Officer or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.”

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We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on July 15, 2009.

/s/ George Economou
George Economou
Chief Executive Officer

/s/ Iro Bei
Iro Bei
Corporate Secretary